

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 25, 2015

Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. de C.V.
Lago Zurich 245, Plaza Carso
Edificio Telcel, Piso 16
Colonia Ampliación Granada
Delegación Miguel Hidalgo
11529, México, D.F.

> **Re:** **América Móvil, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed May 1, 2015**
> **File No. 001-16269**

Dear Mr. Moreno:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Mexico- Asymmetric Regulation of the Preponderant Economic Agent, page 50
Brazil- Regulation of Wholesale Competition, page 55
Network Usage Fees, page 55
Reversible Assets, page 56
Columbia- Wireless, page 57

1.  Please provide us a detailed analysis concerning your conclusion as to whether IFRIC 12 applied to each of your Mexico, Brazil and Columbia reportable segments. Include in your response the specific factors you considered in concluding that each concession arrangement did not meet paragraph 5(a) of IFRIC 12. Refer to paragraphs 5 and AG3 of IFRIC 12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding our comment on the financial statements and related matters.  Please contact William Mastrianna, Staff Attorney at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications